UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig Mira Rosenzweig, Chief Financial Officer

Dated: April 6, 2010

The Company's parent Company, Priortech Ltd. ("Priortech"), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008, March 31, June 30 and September 30, 2009, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech's consolidated statements for the twelve month period ended December 31, 2009 is US $1,543 thousands.

Another item of disclosure on Priortech's reports reflects the fact that on December 31, 2009, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of December 31, 2009, are displayed in the following table:

Base		Value/Expiry	Transaction		Market Value
Amt.	Deal Type	Date	Date	Market Rate	(USD)
-100,000	Bought Eu.Opt	27/01/2010	04/08/2009	3.775268	611
100,000	Sold Eu.Opt	27/01/2010	04/08/2009	3.775268	-4
-150,000	Bought Eu.Opt	27/01/2010	05/08/2009	3.775268	916
150,000	Sold Eu.Opt	27/01/2010	05/08/2009	3.775268	0
150,000	Sold Eu.Opt	24/02/2010	05/08/2009	3.775865	-5
-100,000	Bought Eu.Opt	24/02/2010	04/08/2009	3.775865	1,052
100,000	Sold Eu.Opt	24/02/2010	04/08/2009	3.775865	-69
-150,000	Bought Eu.Opt	24/02/2010	05/08/2009	3.775865	1,578
150,000	Sold Eu.Opt	26/03/2010	05/08/2009	3.776521	-74
-150,000	Bought Eu.Opt	26/03/2010	05/08/2009	3.776521	2,110
-100,000	Bought Eu.Opt	29/03/2010	04/08/2009	3.776539	1,439
100,000	Sold Eu.Opt	29/03/2010	04/08/2009	3.776539	-212
-100,000	Bought Eu.Opt	28/04/2010	04/08/2009	3.777092	1,715
100,000	Sold Eu.Opt	28/04/2010	04/08/2009	3.777092	-359
-100,000	Bought Eu.Opt	28/04/2010	05/08/2009	3.777092	1,715
100,000	Sold Eu.Opt	28/04/2010	05/08/2009	3.777092	-296
150,000	Sold Eu.Opt	28/04/2010	15/10/2009	3.777092	-1,886
-150,000	Bought Eu.Opt	28/04/2010	15/10/2009	3.777092	1,161
-100,000	Bought Eu.Opt	26/05/2010	04/08/2009	3.777642	1,936
100,000	Sold Eu.Opt	26/05/2010	04/08/2009	3.777642	-498
-100,000	Bought Eu.Opt	26/05/2010	05/08/2009	3.777642	1,936
100,000	Sold Eu.Opt	26/05/2010	05/08/2009	3.777642	-422
-150,000	Bought Eu.Opt	26/05/2010	15/10/2009	3.777642	1,434
150,000	Sold Eu.Opt	26/05/2010	15/10/2009	3.777642	-2,222
-100,000	Bought Eu.Opt	28/06/2010	05/08/2009	3.778299	2,169
100,000	Sold Eu.Opt	28/06/2010	05/08/2009	3.778299	-574
-150,000	Bought Eu.Opt	28/06/2010	15/10/2009	3.778299	1,733
150,000	Sold Eu.Opt	28/06/2010	15/10/2009	3.778299	-2,584
-100,000	Bought Eu.Opt	28/06/2010	04/08/2009	3.778299	2,169
100,000	Sold Eu.Opt	28/06/2010	04/08/2009	3.778299	-617
200,000	Sold Eu.Opt	28/07/2010	02/11/2009	3.779175	-2,832
-200,000	Bought Eu.Opt	28/07/2010	02/11/2009	3.779175	3,582
-200,000	Bought Eu.Opt	27/08/2010	02/11/2009	3.780215	3,916
200,000	Sold Eu.Opt	27/08/2010	02/11/2009	3.780215	-3,193
-200,000	Bought Eu.Opt	27/09/2010	02/11/2009	3.7812	4,242
200,000	Sold Eu.Opt	27/09/2010	02/11/2009	3.7812	-3,547